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SEC FILE NUMBER
333-117335 333-117355-40

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Calpine Generating Company, LLC
CalGen Finance Corp.

Full Name of Registrant

Former Name if Applicable
50 West San Fernando Street

Address of Principal Executive Office (Street and Number)
San Jose, CA 95113

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Calpine Generating Company, LLC and CalGen Finance Corp. (collectively, the “Registrants”) are filing this Form 12b-25 with respect to their Form 10-Q for the period ended September 30, 2006 (the “September 30 10-Q”), because they need additional time to complete their quarter end close processes and to complete the financial statements and other disclosures to be included in the September 30 10-Q.
     The Registrants filed for protection under Chapter 11 of the U.S. Bankruptcy Code on December 21, 2005 in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). Since that time, the Registrants, together with Calpine Corporation (“Calpine”) and Calpine’s other subsidiaries that have also filed for bankruptcy, have been attending to matters relating to those proceedings, including the evaluation of existing contracts and facility operating leases for rejection, assumption or repudiation, valuation of assets, the determination of the tax provision together with the evaluation of deferred tax assets and the need for valuation allowances, the preparation of financial projections and formulation and preparation of disclosure materials to the United States Trustee’s office and the Bankruptcy Court, and the formulation of a plan of reorganization. At the same time, the Registrants have experienced attrition of certain key personnel within their accounting organization, including, in particular, the resignations of certain key personnel in their financial reporting functions, for certain of which positions, the Registrants have not been able to retain permanent replacements as of the date hereof. As a result, the Registrants require additional time to complete their quarter end close processes and to complete their financial statements and other disclosures to be included in the September 30 10-Q. Accordingly, the Registrants are not able to file their September 30 10-Q within the prescribed time period without unreasonable effort or expense. The Registrants are making diligent efforts to file their September 30 10-Q as soon as reasonably practicable. However, the Registrants believe that, despite such efforts, it is unlikely that they will be able to complete their financial statements and file the September 30 10-Q on or before the fifth calendar day following the original due date for the September 30 10-Q; the Registrants will file the September 30 10-Q as soon as reasonably practicable after that date and after completion and filing of their quarterly report on Form 10-Q for the period ended March 31, 2006 (the “March 31 10-Q”) and their quarterly report on Form 10-Q for the period ended June 30, 2006 (the “June 30 10-Q”).
Controls and Procedures
     The Registrants’ management previously concluded that, as a result of the material weaknesses discussed below, the Registrants’ disclosure controls and procedures were not effective as of December 31, 2005.
     A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2005, the Registrants identified the following material weaknesses:
1)	We did not maintain effective controls related to accounting for income taxes. Specifically, we did not have controls over the accuracy and completeness of deferred tax assets, deferred tax liabilities, the valuation allowance, the related income tax provision (benefit) account and beginning member’s equity. This control deficiency resulted in the restatement of our consolidated financial statements for the years ended December 31, 2004 and 2003 and each of the quarters of 2005 and 2004 as well as beginning member’s equity as of January 1, 2003. Additionally, this control deficiency, until remediated, could result in misstatements to the aforementioned accounts that would result in material misstatements to our annual and interim consolidated financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness.

2)	We did not maintain effective controls over the accuracy of affiliate billings. Specifically, we did not have controls over the accuracy of the reconciliation of affiliate fuel expenses and receivables between Calpine subsidiaries. This control deficiency resulted in the restatement of our consolidated financial statements for the year ended December 31, 2004 and each of the quarters of 2005 and 2004. Additionally, this control deficiency, until remediated, could result in misstatements of aforementioned accounts that would result in material misstatements to our annual and interim consolidated financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness.
     During 2006, the Registrants have taken steps necessary to improve their internal controls relating to the preparation and review of interim and annual income tax provisions, specifically related to the timely reconciliation of the book and tax basis of their property, plant and equipment and enhancing the review and automation of affiliate billings.
     Because the process of remediating the aforementioned material weaknesses is not complete, these material weaknesses existed as of March 31, 2006; June 30, 2006 and September 30, 2006. As a result, the Registrant expects to report that its disclosure controls and procedures were not effective as of the end of the periods covered by the March 31 10-Q, the June 30 10-Q and the September 30 10-Q.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Charles B. Clark, Jr.	408	792-1202
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

• Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

• Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Calpine Generating Company, LLC
CalGen Finance Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2006	By	/s/ Charles B. Clark, Jr.

Charles B. Clark, Jr. Chief Financial Officer and Treasurer
ATTACHMENT
Significant Change in Results of Operations
     The Registrants expect net income of approximately $79 million and net income of $12 million subject to certain adjustments, if any, that may be recorded for the three and nine months ending September 30, 2006, compared to net income of $75 million and $33 million in the same periods in 2005, respectively. Net income increased for the three months ended September 30, 2006 due primarily to improving market conditions resulting from unseasonably hotter months in July and August of 2006 while net income decreased for the nine months ending September 30, 2006 due primarily to depressed spark spreads resulting from strong hydroelectric generation in the Northwest and generally mild weather nationwide in the first half of the year and increased income tax expense related to deferred tax valuation allowances.